Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Veren Inc. (“Veren” or the “Corporation”)

2000, 585 – 8th Avenue SW

Calgary, Alberta, T2P 1G1

2.	DATE OF MATERIAL CHANGE

March 9, 2025.

3.	NEWS RELEASE

A joint news release setting out information concerning the material changes described in this report was issued by the Corporation and Whitecap Resources Inc. (“Whitecap”) on March 10, 2025, and disseminated through the facilities of GlobeNewswire and subsequently filed on SEDAR+.

4.	SUMMARY OF MATERIAL CHANGE

On March 9, 2025, Veren entered into a business combination agreement (the “Business Combination Agreement”) with Whitecap pursuant to which Whitecap will acquire all of the issued and outstanding common shares of Veren (“Veren Shares”) by way of a court approved arrangement of Veren (the “Arrangement”) to be implemented by way of a plan of arrangement (the “Plan of Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “Business Combination”). The Business Combination will result in holders of Veren Shares (“Veren Shareholders”) receiving 1.05 common shares of Whitecap (“Whitecap Shares”) for each Veren Share held (the “Exchange Ratio”).

Following closing of the Business Combination, holders of Whitecap Shares (“Whitecap Shareholders”) will own approximately 48% and Veren Shareholders will own approximately 52% of the total outstanding common shares of Whitecap, with Whitecap continuing to be led by Whitecap’s current management and having a board of directors (the “Post-Closing Whitecap Board”) comprised of seven members who are currently directors of Whitecap and four members, including Craig Bryksa, Veren’s President and Chief Executive Officer, who are currently directors of Veren.

The following description is a summary of the Business Combination Agreement and is subject to and qualified in its entirety by the full text of the Business Combination Agreement, which is available on SEDAR+ under Veren’s corporate profile.

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Summary of the Business Combination

On March 9, 2025, Veren entered into the Business Combination Agreement with Whitecap pursuant to which Whitecap will acquire all of the issued and outstanding Veren Shares. The Business Combination will be implemented by way of the Arrangement pursuant to the Plan of Arrangement and is subject to certain conditions as described in more detail below. Under the terms of the Business Combination, and subject to the terms and conditions of the Business Combination Agreement and the Plan of Arrangement, each Veren Shareholder will receive, in respect of each Veren Share held such number of Whitecap Shares as is equal to the Exchange Ratio. Assuming the Business Combination is completed, Veren will become a wholly-owned subsidiary of Whitecap.

Following closing of the Business Combination, Whitecap Shareholders will own approximately 48% and Veren Shareholders will own approximately 52% of the total outstanding common shares of Whitecap, with Whitecap continuing to be led by Whitecap’s current management and the Post-Closing Whitecap Board being comprised of seven members who are currently directors of Whitecap and four members, including Craig Bryksa, Veren’s President and Chief Executive Officer, who are currently directors of Veren.

Conditions to Completion of the Business Combination

The Business Combination is subject to a number of conditions, including, among others:

Mutual Conditions

(i)	approval of the Business Combination of not less than 66⅔% of the votes cast by Veren Shareholders (the “Veren Transaction Resolution”) at a special meeting of Veren Shareholders (the “Veren Meeting”);

(ii)	approval of a majority of the votes cast by Whitecap Shareholders at a special meeting of Whitecap Shareholders (the “Whitecap Meeting”) to approve the issuance of Whitecap Shares pursuant to the Arrangement in connection with the Business Combination (the “Share Issuance Resolution”);

(iii)	approvals having been obtained from the Court of King’s Bench of Alberta (the “Court”) in respect of the Arrangement on terms consistent with the Business Combination Agreement, and having not been set aside or modified in a manner unacceptable to either Whitecap or Veren, each acting reasonably, on appeal or otherwise;

(iv)	the conditional approval of the listing on the Toronto Stock Exchange (“TSX”) of the Whitecap Shares issuable pursuant to and in connection with the Business Combination, subject only to customary conditions reasonably expected to be satisfied;

(v)	receipt of an advance ruling certificate or a no action letter under the Competition Act (Canada) for the Business Combination (“Competition Act Approval”); and

(vi)	the aggregate number of Veren Shares held by Veren Shareholders who have properly exercised and not withdrawn dissent rights in connection with the Business Combination shall not exceed 8% of the outstanding Veren Shares at the effective time of the Arrangement (the “Effective Time”).

Additional Conditions of Veren

(i)	as of the effective date of the Arrangement (the “Effective Date”):

(a)	each of Veren’s credit agreements will be repaid in full and cancelled by Whitecap; and

(b)	if any of Veren’s 4.968% notes due June 21, 2029 or 5.503% notes due June 21, 2034 (together, the “Veren IG Notes”) are downgraded below BBB (low) by DBRS Limited, Whitecap must have sufficient financing under one or more credit facilities, with terms and conditions acceptable to Veren, to purchase all the Veren IG Notes as required under the indenture governing such notes; and

(ii)	on the Effective Date, the composition of the Post-Closing Whitecap Board will be as agreed in the Business Combination Agreement.

Additional Conditions of Both Whitecap and Veren

Customary conditions related to the other party’s accuracy of representations and warranties, the performance of the other party’s covenants and that no Material Adverse Effect (as defined in the Business Combination Agreement) shall have occurred with respect to the other party.

Listing of the Whitecap Shares will be subject to the satisfaction of all applicable listing conditions of the TSX.

Court Approvals, Veren Meeting, Whitecap Meeting and Closing

The Business Combination Agreement provides that the Business Combination will be effected by way of the Arrangement pursuant to the Plan of Arrangement under section 193 of the Business Corporations Act (Alberta). In accordance with the Business Combination Agreement, Veren has agreed to make an application for an interim order of the Court (the “Interim Order”), in cooperation with Whitecap by no later than April 9, 2025. Following the execution of the Business Combination Agreement, Veren and Whitecap mutually agreed to seek the Interim Order on March 28, 2025. The Interim Order is expected to contain, among other things, declarations and directions with respect to the Business Combination and the calling and conduct of the Veren Meeting.

The Business Combination Agreement contemplates that the Veren Meeting and the Whitecap Meeting will each be held on May 6, 2025, but in any event by no later than May 13, 2025. It is expected that a joint management information circular will be sent to the Veren Shareholders and Whitecap Shareholders on or about April 4, 2025. Closing of the Business Combination is expected to occur on or before May 12, 2025 and not later than the outside date provided for in the Business Combination Agreement.

The Business Combination Agreement provides that closing of the Business Combination will occur as soon as reasonably practicable, but in any event no later than two business days following the later of the issuance of a final order of the Court approving the Arrangement, the day after the end of the Downgrade Window and receipt of the Competition Act Approval. The Downgrade Window is the period ending on the later of: (i) May 9, 2025; and (ii) if DBRS Limited publicly announces that it is considering a possible downgrade of the Veren IG Notes prior to May 9, 2025, the date on which DBRS Limited makes a public announcement indicating that such notes are no longer being considered for possible downgrade if the Veren IG Notes are rated BBB (low) or higher by DBRS Limited at such time.

The Business Combination Agreement provides that the outside date for completion of the Business Combination is September 9, 2025, provided that Competition Act Approval has not been received by September 9, 2025, subject to certain conditions set forth in the Business Combination Agreement, then the outside date may be extended to December 9, 2025.

In the event that the Business Combination closes after May 31, 2025, Veren Shareholders will be entitled to a special dividend in respect of the month of May and every calendar month thereafter in which the Business Combination does not become effective, in each case, in the amount of $0.03833 per Veren Share (being one-third of Veren’s current quarterly dividend per Veren Share).

Board and Management

Pursuant to the terms of the Business Combination Agreement, the Post-Closing Whitecap Board will consist of eleven (11) members, which will include Grant Fagerheim of Whitecap, Craig Bryksa of Veren, six (6) additional members from the current board of directors of Whitecap (the “Whitecap Board”) and three (3) additional members from the current board of directors of Veren (the “Veren Board”).

Following the completion of the Business Combination, Whitecap will continue to be led by Grant Fagerheim of Whitecap, as President and Chief Executive Officer, and the remainder of the existing Whitecap management team.

Following closing of the Business Combination, Whitecap will continue under the name “Whitecap Resources Inc.” and remain headquartered in Calgary, Alberta.

Non-Solicitation and Termination Fee

Each of Veren and Whitecap have agreed not to solicit, assist, initiate or knowingly facilitate or encourage an Acquisition Proposal (as defined in the Business Combination Agreement) from any third party. Veren and Whitecap may, prior to the approval of the Veren Transaction Resolution and the Share Issuance Resolution, respectively, respond to an unsolicited Superior Proposal (as defined in the Business Combination Agreement) subject to certain requirements and notification to the other party, with the other party having the right to match any Superior Proposal within five business days.

The Business Combination Agreement provides for a termination fee of $200 million payable to Veren or Whitecap, as applicable, in certain customary circumstances if the Business Combination is not completed and the Business Combination Agreement is terminated.

Treatment of Veren Incentives

Options

Pursuant to the Business Combination Agreement, Veren is required to use reasonable commercial efforts to deliver, prior to the application to the Court for the Interim Order, to Whitecap in respect of each holder of options (an “Optionholder”) to purchase Veren Shares granted pursuant to Veren’s stock option plan (“Veren Options”) an executed option exercise or surrender agreement (“Veren Option Exercise or Surrender Agreement”) and to continue to do so after receipt of the Interim Order until the Effective Time. At the time the Business Combination Agreement was entered into, holders of more than 66⅔% of the Veren Options had executed a Veren Option Exercise or Surrender Agreement and/or support agreement to evidence their approval of the Arrangement.

The Veren Board will cause the vesting of all unvested Veren Options to be accelerated, effective immediately prior to the Effective Time and conditional upon completion of the Business Combination.

Each Optionholder who executes a Veren Option Exercise or Surrender Agreement prior to the Effective Time will exercise their in-the-money Veren Options for Veren Shares or surrender their in-the-money Veren Options in exchange for cash or a combination of cash and Veren Shares, all in accordance with their election, and will surrender their out-of-the-money Veren Options in exchange for a nominal cash payment, each applicable exercise or surrender conditional upon, and effective immediately prior to, completion of the Business Combination.

Starting at the Effective Time, each outstanding Veren Option shall be surrendered and transferred to Veren in exchange for a cash payment equal to the in-the-money amount of the Veren Option, in the case of in-the-money Veren Options, or for no consideration, in the case of out-of-the-money Veren Options, all in accordance with the Plan of Arrangement.

PSUs

Pursuant to the Business Combination Agreement, Veren is required to use reasonable commercial efforts to deliver to Whitecap, prior to the application to the Court for the Interim Order, from each holder (a “PSU Holder”) of performance share units of Veren (“Veren PSUs”) granted pursuant to Veren’s performance share unit plan (the “Veren PSU Plan”) a PSU consent agreement and to continue to do so after receipt of the Interim Order until the Effective Time. At the time the Business Combination Agreement was entered into, holders of more than 66⅔% of the Veren PSUs had executed a PSU Consent Agreement and/or support agreement to evidence their approval of the Arrangement.

All Veren PSUs held by certain PSU Holders who resign or are terminated from their employment (each within the parameters set forth in the Business Combination Agreement, the Plan of Arrangement and the Veren PSU Plan), will be arranged as set forth in the Plan of Arrangement (such Veren PSUs, the “Veren Accelerated PSUs”). Starting at the Effective Time, all Veren Accelerated PSUs shall become fully and unconditionally vested on the basis of a vesting multiplier of 2.0 and be surrendered to Veren in exchange for a cash payment, all as more fully described in the Plan of Arrangement.

Veren PSUs other than Veren Accelerated PSUs will remain outstanding, subject to adjustment to account for the Exchange Ratio, will ultimately vest and will ultimately be settled based on amounts determined by reference to Whitecap Shares and dividends paid on Whitecap Shares after the Effective Time, all as more fully described in the Business Combination Agreement and in accordance with the terms of the Veren PSU Plan and any applicable award agreement.

DSUs

All deferred share units granted pursuant to Veren’s deferred share unit plan for directors and designated employees (the “Veren DSU Plan”) will be settled and redeemed in exchange for a cash payment by Veren in strict accordance with the terms of the Veren DSU Plan.

RSAs and ESVAs

All restricted share awards (the “Veren RSAs”) granted pursuant to Veren’s restricted share bonus plan (the “Veren RSA Plan”) and employee share value awards (“Veren ESVAs”) granted pursuant to Veren’s employee share value plan (the “Veren ESV Plan”) held by certain holders who resign or are terminated from their employment, or cease to provide services to Veren (each within the parameters set forth in the Business Combination Agreement, the Veren RSA Plan and the Veren ESV Plan) (such Veren RSAs, the “Veren Accelerated RSAs”, and such Veren ESVAs, the “Veren Accelerated ESVAs”), will be, conditional upon the completion of the Business Combination, fully and unconditionally vested as a result of the Business Combination and will be settled by Veren in cash immediately prior to the Effective Time, all in accordance with the terms of the Business Combination Agreement, the Veren RSA Plan and the Veren ESV Plan, as applicable.

Veren RSAs (other than Veren Accelerated RSAs) and Veren ESVAs (other than Veren Accelerated ESVAs) will remain outstanding, subject to adjustment to account for the Exchange Ratio, and will ultimately be settled based on amounts determined by reference to Whitecap Shares and dividends paid on Whitecap Shares on or after the Effective Date, all as more fully described in the Business Combination Agreement and in accordance with the terms and conditions of the Veren RSA Plan and Veren ESV Plan, as applicable, and any award agreement.

Representations, Warranties and Customary Covenants of the Parties

The Business Combination Agreement contains customary representations and warranties made by each of Veren and Whitecap. The Business Combination Agreement also contains customary covenants of each of Veren and Whitecap, including, among others, agreements by Veren and Whitecap to use commercially reasonable efforts to obtain the Competition Act Approval, to conduct their respective businesses in the ordinary course and consistent with past practice during the period between the execution of the Business Combination Agreement and the effective date of the Business Combination and to not engage in certain kinds of transactions or take certain actions during this period unless consented to in writing by the other party.

Debt Financing Covenants of Whitecap

Pursuant to the Business Combination Agreement, Whitecap covenanted to obtain and maintain certain debt financing commitments and/or credit facilities and to take, or cause to be taken, all actions as are necessary, proper or advisable to obtain and maintain in full force and effect all such commitments, credit facilities and/or financing arrangements as are required in order to permit the conditions in Veren’s favour regarding the repayment and cancellation of its credit facilities by Whitecap on the Effective Date and Whitecap having sufficient funds and/or financing on the Effective Date in order to purchase the Veren IG Notes, if required, to be satisfied.

Concurrent with entering into the Business Combination Agreement, Whitecap received commitments from National Bank of Canada (“NBC”) and the Toronto Dominion Bank (“TD”) with National Bank Financial Markets and TD Securities, as Joint Bookrunners and Co-Lead Arrangers, for a $500 million increase to Whitecap’s existing committed $2.0 billion credit facilities as well as commitments for an additional fully committed $1.0 billion credit facility from NBC, TD, Bank of Montreal, and Bank of Nova Scotia as Joint Bookrunners.

Board Recommendations

An independent special committee of the Veren Board (the “Special Committee”) was formed to consider and review the Business Combination on behalf of the Veren Board. Based on, among other things, the Veren Fairness Opinions (as defined below) and the unanimous recommendation of the Special Committee, the Veren Board unanimously: (i) determined that the Business Combination and the entering into of the Business Combination Agreement are in the best interests of Veren and the Business Combination is fair to the Veren Shareholders; (ii) approved the Business Combination Agreement and the transactions contemplated thereby; and (iii) resolved to recommend that Veren Shareholders vote in favour of the Veren Transaction Resolution at the Veren Meeting.

After consulting with Whitecap’s senior management and with its financial, legal, tax and other advisors, and after considering, among other things, the fairness opinion it received from National Bank Financial Inc., the Whitecap Board unanimously: (i) determined that the Business Combination and entry into the Business Combination Agreement are in the best interests of Whitecap; (ii) determined that the Business Combination is fair to the Whitecap Shareholders; (iii) approved the Business Combination Agreement and the transactions contemplated thereby; and (iv) recommended that Whitecap Shareholders vote in favour of the Share Issuance Resolution.

Veren Fairness Opinions

BMO Nesbitt Burns Inc. (“BMO Capital Markets”) acted as financial advisor to Veren and Scotia Capital Inc. (“Scotiabank”) acted as financial advisor to the Special Committee. BMO Capital Markets and Scotiabank provided verbal fairness opinions to the Veren Board and the Special Committee, respectively, to the effect that, as of March 9, 2025, based upon and subject to the assumptions made and limitations and qualifications included in such opinions, the Exchange Ratio is fair, from a financial point of view, to Veren Shareholders (each, a “Veren Fairness Opinion” and together, the “Veren Fairness Opinions”). The Veren Fairness Opinion delivered by Scotiabank was one of several factors taken into consideration by the Special Committee in its unanimous recommendation to the Veren Board to approve the Business Combination.

Director and Executive Officer Voting Support Agreements

The Business Combination has the support of each of the directors and executive officers of Veren (“Supporting Veren Securityholders”), who together hold approximately 0.75% of the issued and outstanding Veren Shares and have entered into voting support agreements. Each Supporting Veren Securityholder has irrevocably agreed to vote in favour of the Veren Transaction Resolution at the Veren Meeting and vote against any alternative resolution or transaction which would frustrate, prevent, delay or nullify the Business Combination, subject to customary exceptions.

Similarly, the Business Combination has the support of each of the directors and executive officers of Whitecap (the “Supporting Whitecap Securityholders”) who together hold approximately 1.36% of the issued and outstanding Whitecap Shares and have entered into voting support agreements. Each Supporting Whitecap Securityholder has irrevocably agreed to vote in favour of the Share Issuance Resolution at the Whitecap Meeting and vote against any alternative resolution or transaction which would frustrate, prevent, delay or nullify the Business Combination, subject to customary exceptions.

Additional Information

Full details of the Business Combination, including details regarding Whitecap following the Business Combination, will be included in the joint information circular to be mailed or otherwise made available to the Veren Shareholders and the Whitecap Shareholders, and made available on SEDAR+ under Veren’s corporate profile.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact Mark Eade, Senior Vice President, General Counsel and Corporate Secretary by telephone at (403) 693-0020.

9.	DATE OF REPORT

March 19, 2025.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this material change report constitute “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and “forward-looking information” for the purposes of Canadian securities regulation (collectively, “forward-looking statements”). The Corporation has tried to identify such forward-looking statements by use of such words as “continue”, “expect”, “maintain”, “may”, “would”, or “will” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this material change reports contains forward-looking statements pertaining, among other things, to the following: that the Business Combination will close on the expected terms and expected timing; the expected composition of the Post-Closing Whitecap Board and Whitecap’s executive team following closing of the Business Combination; the pro forma ownership of Whitecap following closing of the Business Combination; expectations with respect to the treatment of Veren’s incentive securities; if closing of the Business Combination occurs after May 30, 2025, expectations that Veren Shareholders will receive a prorated monthly dividend, and similar monthly dividends thereafter until closing; the anticipated timing for holding of the application for the Interim Order, the Veren Meeting and the Whitecap Meeting; and the timing of mailing the joint information circular.

All forward-looking statements are based on Veren’s beliefs and assumptions based on information available at the time the assumption was made. Veren believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this material change report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Corporation’s Annual Information Form for the year ended December 31, 2024 under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2024 under the headings “Risk Factors” and “Forward-Looking Information”. The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2024, under the headings “Capital Expenditures”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Risk Factors” and “Changes in Accounting Policies”. In addition, risk factors include: the risk that one or more conditions to the completion of the Business Combination is not satisfied; the risk that the Business Combination is not completed on the anticipated terms or in the anticipated timing; the risk that the Business Combination does not result in the anticipated benefits; the risk Whitecap’s financing does not occur on the expected terms or timing, or at all; the risk that any of the material assumptions prove to be materially inaccurate, including forecasts of Whitecap following closing of the Business Combination (including for commodity prices); the risk that (i) the U.S. and/or Canadian governments increase the rate or scope of the tariffs on the import of goods from one country to the other, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed by the U.S. on other countries and responses thereto could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and Whitecap following closing of the Business Combination; the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production, including the risk that weather events such as wildfires, flooding, droughts or extreme hot or cold temperatures forces Whitecap to shut-in production or otherwise adversely affects operations of Whitecap following closing of the Business Combination; pandemics and epidemics; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; risks associated with increasing costs, whether due to elevated inflation rates, elevated interest rates, supply chain disruptions or other factors; health, safety and environmental risks; commodity price and exchange rate fluctuations; interest rate fluctuations; inflation rate fluctuations; marketing and transportation risks; loss of markets; environmental risks; competition; failure to obtain required regulatory, shareholder and other approvals; reliance on third parties and pipeline systems; and changes in legislation, including but not limited to tax laws, tariffs, import or export restrictions or prohibitions, production curtailment, royalties and environmental (including emissions and “greenwashing”) regulations. Actual results, performance or achievement could differ materially from those expressed in, or implied by, the forward-looking information and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that we will derive therefrom. Management has included the above summary of assumptions and risks related to forward-looking information provided in this material change report in order to provide security holders with a more complete perspective on the future operations of Whitecap following closing of the Business Combination and such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Veren’s operations or financial results are included in Veren’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Veren undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Veren or persons acting on the Corporation’s behalf are expressly qualified in their entirety by these cautionary statements.

Canadian Dollars

All amounts in the material change report are stated in Canadian dollars unless otherwise specified.